UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

5, Rue De Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

RESULTS OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of NeoGames S.A. (NASDAQ: NGMS) (the “Company”) was held on July 18, 2023.

Reference is made herein to the Convening Notice and Shareholder Circular related to the Extraordinary General Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 21, 2023 (the “Shareholder Circular”). At the Extraordinary General Meeting, the Company’s shareholders voted upon the following proposals, as further described in the Shareholder Circular:

(1)
a proposal to approve, (a) the transfer (by way of continuation) of the Company’s statutory seat, registered office (siège statutaire) and seat of central administration (siège de l’administration centrale)  from Luxembourg to the Cayman Islands and change of its legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets) (the “Continuation”), subject to the satisfaction or waiver of certain conditions specified in the Business Combination Agreement (as defined below and as further summarized in the Shareholder Circular) and effective as of the date of registration specified in the certificate of continuation from the Cayman Registrar to be issued by the Cayman Registrar upon registration of the continuation of the Company as a Cayman Islands exempted company (the “Continuation Effective Time”), and (b) effective as of the Continuation Effective Time, the following items:

(a)	the change of name of the Company from “NeoGames S.A.” to “Neo Group Ltd.”;

(b)
the adoption of the memorandum and articles of association in the form attached to the Shareholder Circular as Annex C (the “Continuation Articles”) thereto as the Company’s memorandum and articles of association in replacement of the Company’s existing articles of association; and

(c)	the granting of powers to the authorized officers of the Company in order to execute any formalities in relation to the Continuation and to record the satisfaction of the Continuation Conditions;

(2)
a proposal to approve (a) the adoption of the Business Combination Agreement attached to the Shareholder Circular as Annex A  thereto (as it may be amended from time to time, the “Business Combination Agreement”), dated May 15, 2023, by and among Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”), Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, following the Continuation and subject to receiving the Cayman Shareholder Approval (as defined in the Shareholder Circular), Merger Sub will merge with and into the Company (and will cease to exist as a separate legal entity), and the Company will be the surviving company and will become a wholly owned indirect subsidiary of Parent (the “Merger”)  and (b) all other transactions and arrangements contemplated by the Business Combination Agreement, including taking all actions and making filings required for the Company to suspend trading of the Company Shares on the Nasdaq Global Market upon the completion of the Continuation and to permanently de-list the Company Shares from the Nasdaq Global Market upon completion of the Merger;

(3)
a proposal to approve the adoption of the statutory plan of merger, attached to the Shareholder Circular as Annex B, be entered into by and between the Company and Merger Sub and filed with the Cayman Registrar following the Continuation and receiving Cayman Shareholder Approval; and

(4)
a proposal to approve, subject to completion of the Continuation, the waiver of any notice requirements under the Continuation Articles or applicable law to calling, holding and convening a shareholder meeting (or any adjournment, reconvening or postponement thereof) of the Company in the Cayman Islands that will be held to approve the Merger, subject to the satisfaction or waiver of the conditions to the Merger under the Business Combination Agreement (and as further described in the Shareholder Circular).

Each of the foregoing proposals voted on at the Extraordinary General Meeting was approved by the applicable required majority.

PRESS RELEASE REGARDING RESULTS OF EXTRAORDINARY GENERAL MEETING

On July 18, 2023, the Company issued a press release entitled "NeoGames Shareholders Approve Business Combination Agreement with Aristocrat Leisure". A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The information in this Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251103 and 333-264467).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 18, 2023, titled "NeoGames Shareholders Approve Business Combination Agreement with Aristocrat Leisure".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: July 18, 2023